Exhibit 99.1

NICE Actimize Positioned as Highest-Scoring in
2024 Quadrant Knowledge Solutions SPARK Matrix AML Report

Scoring highest across both Technology Excellence and Customer Impact metrics,
NICE Actimize offers AI-powered entity-centric AML

Hoboken, N.J., May 1, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the highest-scoring AML solutions vendor across both Technology Excellence and Customer Impact metrics in its recently released 2024 “SPARK Matrix™ Anti-Money Laundering (AML) Solution” report. The Quadrant Knowledge Solutions study provides competitive analysis and a ranking of the leading anti-money laundering vendors in the form of its proprietary SPARK Matrix.

Marking the fifth consecutive year for NICE Actimize’s leadership in the Quadrant Knowledge Solutions SPARK Matrix™ for AML, a complimentary copy of the 2024 report may be downloaded by clicking here.

Positioning NICE Actimize as a 2024 top performer in global anti-money laundering solutions, the Quadrant Knowledge Solutions report stated, “NICE Actimize employs advanced Machine Learning (ML) across its AML solutions suite, expanding the coverage to detect previously undetected suspicious activities. ML-driven segmentation, optimization, and predictive scoring help users reduce false positives and tuning cycle periods by leveraging AI generated threshold recommendations and leveraging predictive scoring to further enhance alert accuracy.”

According to the Quadrant Knowledge Solutions report, “NICE Actimize’s AML solution suite offers the cloud-native X-Sight Entity Risk Solution, an enterprise-wide entity risk assessment offering that utilizes APIs to connect and capture data from diverse internal and external data sources. The solution applies advanced AI and analytics capabilities, generates consolidated entity risk profiles, and establishes a standard measure of entity risk across domains, providing actionable insights with transparent risk scores. Facilitating continuous monitoring for risk signal changes, the solution enhances customer risk assessment.”

“NICE Actimize’s comprehensive end-to-end AML solutions suite, embeds AI capabilities at the core of its offerings to empower customers to make quicker, more accurate risk decisions, leading to cost reduction and heightened resource efficiency,” said Siddharth Arya, Analyst, Quadrant Knowledge Solutions. “With these and other advancements, including its investments in Generative AI, NICE Actimize has again achieved a leadership position in the 2024 SPARK Matrix: Anti-Money Laundering (AML) report.”

“NICE Actimize protects financial services organizations by providing a single integrated view of customer risk for more precise financial crime risk management. To mitigate uncertainties, we deliver AML and other financial crime solutions that maximize efficiency gains and effectiveness, with strong customer ROI and meeting regulatory compliance requirements,” said Craig Costigan, CEO, NICE Actimize.

The Quadrant Knowledge Solutions SPARK Matrix report also noted, “NICE Actimize has launched its new Suspicious Activity Report (SAR) narrative solution called X-Sight AI Narrate, addressing the manual, time-consuming and error prone process of accurately writing the SAR narrative. The solution leverages Generative AI to automate the SAR narrative generation process, transforming raw transaction data into clear, concise, and compliant SAR narratives.”

The report added, “The company’s technology roadmap also emphasizes increased focus on counterparty intelligence, real-time transaction monitoring, globalization, and industry-specific coverage, catering to distinct regional needs and addressing typologies in various sectors. Additionally, NICE Actimize aims to enhance cloud services, providing improved infrastructure for easier deployment and higher availability.”

For additional information, please read more about NICE Actimize’s anti-money laundering suite here.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.